

12010556

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/01/11___ AND ENDING___12/31/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Judge & Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

495 Bell Drive
                                        (No. and Street)

Des Plaines   Illinois   60016
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Alice J. Judge   847-296-7848
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
                    (Name – if individual, state last, first, middle name)

209 W. Jackson Blvd., Suite 404   Chicago   Illinois   60606
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Alice J. Judge__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Judge & Associates, Inc.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Sworn and subscribed to me on the
__16th__ day of February, 2012.

Alice J. Judge
Signature

___President___
Title

Erica C. Tebo
Notary Public

> OFFICIAL SEAL
> ERICA C TEBO
> NOTARY PUBLIC, STATE OF ILLINOIS
> My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUDGE & ASSOCIATES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2011

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

JUDGE & ASSOCIATES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2011

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT
OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Judge & Associates, Inc.
Des Plaines, Illinois 60016

We have audited the accompanying statement of financial condition of Judge & Associates, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Judge & Associates, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
February 16, 2012

JUDGE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 10,350
Total assets	$ 10,350

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -0-
Stockholder's Equity	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	$ 1,000
Paid-in capital	9,350
Retained earnings	-0-
Total stockholder's equity	10,350
Total liabilities and stockholder's equity	$ 10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue

Commissions and fees	$ 14,684
Total revenue	14,684

Expenses

Commission and management fees	10,754
Dues, fees and assessments	3,518
Communications	412
Total expenses	14,684
Net income	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000	$ 9,350	$ -0-	$ 10,350
Net income for the year	-0-	-0-	-0-	-0-
Balance, end of year	$ 1,000	$ 9,350	$ -0-	$ 10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Provided by Operating Activities

Net income	$ -0-	
Net cash from (to) operating activities		$ -0-
Net increase (decrease) in cash		-0-
Cash at beginning of year		10,350
Cash at end of year		$ 10,350

Supplemental Information:
The following cash amounts were paid during
the year ending December 31, 2011 for:

Interest expense	$ -0-
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

(1)   **Organization and Nature of Business**

The Company was incorporated in Illinois on August 28, 1979.

The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged in the sale of mutual funds.

(2)   **Summary of Significant Accounting Policies**

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Securities transactions and related revenue and expenses are recorded on the settlement date.

Securities Owned

Securities are valued at quoted market value. The resulting difference between cost and market value is included in income.

Cash Flows

The Company's policy is to include cash on hand and amounts due from banks in the reporting of cash flows.

(3)   **Affiliated Companies**

The Company shares office space and employees with an affiliated company. The Company pays substantially all of its income after sales commission to the affiliated company.

During the year ended December 31, 2011, the Company, paid $10,754 to the affiliated Company for management services.

(4)   Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of $10,350 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5)   Additional Paid In Capital

During the year ended December 31, 2000, pursuant to a resolution of the Board of Directors, the Company shareholder contributed $3,317 of additional paid in capital to the Company.

(6)   Accounting For Uncertainty In Income Taxes

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

(7)   Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 16, 2012 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Judge & Associates, Inc.	as of __12/31/11__

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __10,350__ | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... [19] ( ) | 3490 |
3. Total ownership equity qualified for Net Capital .... __10,350__ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520 |
   B. Other (deductions) or allowable credits (List) .... | 3525 |
5. Total capital and allowable subordinated liabilities .... $ __10,350__ | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ | 3540 |
   B. Secured demand note delinquency .... | 3590 |
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... | 3600 |
   D. Other deductions and/or charges .... | 3610 | ( ) | 3620 |
7. Other additions and/or allowable credits (List) .... | 3630 |
8. Net capital before haircuts on securities positions .... [20] $ __10,350__ | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ | 3660 |
   B. Subordinated securities borrowings .... | 3670 |
   C. Trading and investment securities:
      1. Exempted securities .... [18] | 3735 |
      2. Debt securities .... | 3733 |
      3. Options .... | 3730 |
      4. Other securities .... | 3734 |
   D. Undue Concentration .... | 3650 |
   E. Other (List) .... | 3736 | ( ) | 3740 |

10. Net Capital .... $ __10,350__ | 3750 |

[30]

OMIT PENNIES

There are no material differences between the above computation
and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Judge & Associates, Inc.	as of __12/31/11__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	-0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	5,350	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...22	$	4,350	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	-0-	3790
17. Add:				
A. Drafts for immediate credit ...21 $	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited $	3810			
C. Other unrecorded amounts (List) $	3820	$		3830
18. Total aggregate indebtedness		$	-0-	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	-0-	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation
and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Judge & Associates, Inc.	as of __12/31/11__

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained.. | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm $_{30}$ _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ _____	4600		4601		4602		4603		4604		4605	
$_{32}$ _____	4610		4611		4612		4613		4614		4615	
$_{33}$ _____	4620		4621		4622		4623		4624		4625	
$_{34}$ _____	4630		4631		4632		4633		4634		4635	
$_{35}$ _____	4640		4641		4642		4643		4644		4645	

Total $ $_{36}$ _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:

	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

There are no material differences between the above computation
and the Company's corresponding unaudited filing.

See Auditor's Report.

To the Board of Directors
Judge & Associates, Inc.

In planning and performing our audit of the financial statements of Judge & Associates, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Judge & Associates, Inc. for the year ended December 31, 2011 and this report does not affect our report thereon dated February 16, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 16, 2012